EXHIBIT 99.2

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2023 prepared in accordance with SEC Regulation S-X 12-28 (all amounts are in millions of Argentine Pesos):

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Shopping malls:
Abasto	-	1,012	26,326	1,696	1,012	28,022	29,034	6	-3,049	25,991	Nov-98	Jul-94
Alto Palermo Shopping	-	3,887	42,437	21,600	3,887	64,037	67,924	10	-37,824	30,110	Oct-90	Nov-97
Alto Avellaneda	-	1,800	17,351	5,806	1,800	23,157	24,957	13	-7,096	17,874	ct-95	Dec-97
Alcorta Shopping	-	1,088	12,187	3,944	1,088	16,131	17,219	-	2,122	19,341	Jun-92	Jun-97
Alto Noa	-	37	4,578	1,125	37	5,703	5,740	2	-1,367	4,375	Sep-94	Mar-95
Patio Bullrich	-	873	16,028	1,914	873	17,942	18,815	-	-10,603	8,212	Sep-88	Oct-98
Alto Rosario	-	3,917	1,927	5,196	3,917	7,123	11,040	-2	6,504	17,542	Nov-04	Nov-04
Mendoza Plaza	-	1,093	7,789	5,493	1,093	13,282	14,375	-5	-7,804	6,566	Jun-94	Dec-94
Dot Baires Shopping	-	3,339	2,430	24,251	3,339	26,681	30,020	15	-9,835	20,200	May-09	Nov-06
Córdoba Shopping	Antichresis	399	7,148	1,532	399	8,680	9,079	3	-4,034	5,048	Mar-90	Dec-06
Distrito Arcos	-	-	-	11,309	-	11,309	11,309	-	-749	10,560	Nov-09	Nov-09
Alto Comahue	-	271	769	12,629	271	13,398	13,669	-	-7,417	6,252	May-06	May-06
Patio Olmos	-	823	1,533	5	823	1,538	2,361	-1	1,418	3,778	May-95	Sep-07
Soleil Premium Outlet	-	880	2,964	2,858	880	5,822	6,702	31	762	7,495	Jul-10	Jul-10
Others	-	-	179	-	-	179	179	-	2,041	2,220	n/a	n/a
Shopping malls		19,419	143,646	99,358	19,419	243,004	262,423	72	-76,931	185,564

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Office and other rental properties:
Abasto Offices	-	-	-	537	-	537	537	-	722	1,259	Mar-13	Jul-94
Zetta building	-	2,280	-	18,018	2,280	18,018	20,298	146	36,314	56,758	Dec-18	Dec-18
Dot building	-	756	243	10,028	756	10,271	11,027	-25	7,702	18,704	Sep-10	Nov-06
Bouchard Plaza 551	-	358	213	-	358	213	571	-	899	1,470	-	Mar-07
Others	-	1,243	2,772	192	1,243	2,964	4,207	-	2,270	6,477	n/a	n/a
La Adela	-	6,170	-	1,973	6,170	1,973	8,143	-	-1,483	6,660	-	Abr-15
Beruti 3330 paseo del sol	-	-	500	488	-	988	988	-	-282	706	-	May-22
Intercontinental Plaza building	-	208	2,906	1,048	208	3,954	4,162	-3	1,039	5,198	Jun-96	Dec-14
Bank Boston Tower	-	460	372	-	460	372	832	-1	-112	719	Dec-14	Dec-14
Phillips building	-	-	7,169	49	-	7,218	7,218	4	4,533	11,755	Jun-17	Jun-17
Catalinas building	-	7,169	-	14,972	7,169	14,972	22,141	31	582	22,754		Dec-20
Office and other rental properties		18,644	14,175	47,305	18,644	61,480	80,124	152	52,184	132,460

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Undeveloped parcels of land
Building annexed to Dot	-	3,509	-	-	3,509	-	3,509	-	13,090	16,599	-	Nov-06
Luján plot of land	-	1,784	-	187	1,784	187	1,971	-	2,239	4,210	-	May-12
Caballito –Ferro plot of land	-	3,860	-	1,092	3,860	1,092	4,952	-	10,081	15,033	-	Nov-97
Annexed to Dot plot of land	-	33	-	-	33	-	33	-	20	53	-	Feb-17
Mendoza plot of land	-	58	-	-	58	-	58	-	16	74	-	Dec-16
Intercontinental plot of land Tower B	-	1,767	-	2,835	1,767	2,835	4,602	-	-760	3,842	-	Dec-14
Mendoza Av Este 2992 plot of land	-	-	-	356	-	356	356	-	119	475	-	Mar-18
La Plata plot of land	-	1,980	-	327	1,980	327	2,307	-	-508	1,799	-	Mar-18
Alto Palermo Shopping - buildable potential	-	-	-	-	-	-	-	-	5,152	5,152	-	Nov-97
Patio Bullrich - buildable potential	-	-	-	-	-	-	-	-	4,863	2,481	-	Nov-97
Alto Rosario - buildable potential	-	-	-	-	-	-	-	-	2,006	2,006	-	Nov-04
Cordoba Shopping - buildable potential	-	-	-	-	-	-	-	-	984	984	-	Dec-06
Terreno Ezpeleta (Quilmes - Nueva Costa Urbana)	-	6,875	-	-	6,875	-	6,875	-	1,057	7,932	-	May-22
Beruti N° 3345/47 esq. Coronel Diaz 2110/20	-	-	5,443	-	-	5,443	5,443	-	830	6,273	-	Jun-22
Costa urbana	-	16,497	1,349	2,255	16,497	3,604	20,101	2	152,461	172,564	-	May-07
Pilar	-	106	-	-	106	-	106	-	683	789	-	Jun-14
Pontevedra	-	145	-	-	145	-	145	-	312	457	-	Feb-98
TERRENO SAN LUIS	-	51	-	-	51	-	51	-	58	109	-	Mar-08
Terreno La Plata CELAP	-	-	-	-	-	-	-	-	2,494	2,494	-	Mar-18
Paseo Colon 245 Building	-	-	1,884	-	-	1,884	1,884	-	283	2,167	-	May-23
Paseo Colon 275 Parking	-	-	42	-	-	42	42	-	45	87	-	May-23
Córdoba	-	166	-	-	166	-	166	-	573	739	-	May-15
Terreno Mendoza banderas de los andes 3027	-	35	-	-	35	-	35	-	178	213	-	Abr-23

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition

CONIL - Güemes 902 - Mz 99 / Avellaneda	-	57	-	-	57	-	57	-	155	212	-	Jun-96
Neuquén - Parcela	-	423	-	-	423	-	423	-	1,838	2,261	-	Jul-99
Undeveloped parcels of land		37,346	8,718	7,052	37,346	15,770	53,116	2	198,269	251,387

Properties under development
PH Office Park	-	-	-	66	-	66	66	-	12	78	in progress	-
Phillips building	-	-	-	61	-	61	61	-	-61	-	in progress	-
Properties under development		-	-	-288	1,385	-288	-288	-	366	78
Others
EH UT	-	-	-	564	-	564	564	-	-43	521	-	Sep-17
Others		-	-	564	-	564	564	-	-43	521
Total		75,409	166,539	131,170	75,409	297,709	373,118	226	196,666	570,010

(*) For the reconciliation of the carrying amount and its variations during the years ended June 30, 2023 and 2022 please refer to note 9 to the Consolidated Financial Statements. For variations during the year ended June 30, 2022 please refer to note 9 to the Consolidated Financial Statements as of June 30, 2022.

(**) Restated for inflation as of June 30, 2023.

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